Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 10, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9911
Core Three Income Allocation Portfolio Series
(the “Trust”)
CIK No. 1893424 File No. 333-261908

Dear Mr. Cowan:

We received your comments regarding the amended Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Please supplementally explain to the Staff the following disclosure:

“None of ALPS Advisors, Inc., ALPS Portfolio Solutions Distributor, Inc., ALPS ETF Trust, or the ALPS Sector Dividend Dogs ETF make any representations regarding the advisability of investing in the Trust.”

Response:       The above-referenced disclosure is required by the Rule 12d1-4 agreement between First Trust and ALPS.

2.       The Staff notes the disclosures states that, “In times of rising interest rates, funds with shorter average durations and maturities are favored. If rising interest rates are less of a concern, the average duration and maturity of the funds are less of a consideration.” Please clarify specifically the selection criteria of the Trust.

Response:       In accordance with the Staff’s comment, the disclosure has been revised as follows, with the second sentence deleted in its entirety:

“In times of rising interest rates, as we are currently experiencing, funds with shorter average durations and maturities are favored.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon